April 4, 2007

ATTORNEYS AT LAW

ONE INDEPENDENT DRIVE, SUITE 1300

JACKSONVILLE, FL 32202-5017

P. O. BOX 240

JACKSONVILLE, FL 32201-0240

904.359.2000 TEL

904.359.8700 FAX

www.foley.com

CLIENT/MATTER NUMBER

025502-0121

Securities and Exchange Commission

100 F. Street, N.E.

Washington DC 20549-9303

Re:	Noble International, Ltd.

  Preliminary Proxy Materials for 2006 Annual Meeting of

  Stockholders

  SEC File No. 001-13581

Ladies and Gentlemen:

Today we have submitted a preliminary proxy statement via Edgar on behalf of our client, Noble International, Ltd. Please contact Michael Kirwan at (904) 633-8913 or myself at (904) 359-8713 if you have questions.

Sincerely,

Linda Y. Kelso

BOSTON	LOS ANGELES	SACRAMENTO	TALLAHASSEE
BRUSSELS	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.
JACKSTONEVILLE	ORLANDO	SILICON VALLEY